                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 SunSource Inc.
              -----------------------------------------------------

                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
              -----------------------------------------------------

                         (TITLE OF CLASS OF SECURITIES)

                                    867948101
              -----------------------------------------------------

                                 (CUSIP NUMBER)

                              Rory A. Greiss, Esq.
                                Kaye Scholer LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8261
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  July 11, 2001
              -----------------------------------------------------

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. / /

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                 (Page 1 of 22)

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 2 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS The Ravenswood Investment Company, L.P.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 11-2474002
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    118,125
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                        0
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                   118,125
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              118,125
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IV, PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 3 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS     WILMAC Partnership, Ltd.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  82-6030301

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC, OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              Idaho
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    84,050
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                        0
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                   84,050
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              84,050
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IV, PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 4 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS  Suzanne Robotti
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    1,000
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                        0
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                      1,000
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                        0

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              .0145%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 5 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS   Robotti & Company, Incorporated
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)  11-2627501

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    9,400
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                   151,600
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                      9,400
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   151,600

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              161,000
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              2.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              CO, IV, BD
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 6 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS   Kenneth R. Wasiak
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    0
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                   118,125
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                        0
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   118,125

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              118,125
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.72%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 7 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS   Robert Robotti
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    9,400
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                   353,775
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                      9,400
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   353,775

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              363,175
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.27%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 867948101               SCHEDULE 13D                PAGE 8 OF 22 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS   William J. Maeck
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *              (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              WC, OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                               / /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
--------------------------------------------------------------------------------

       NUMBER OF          7        SOLE VOTING POWER
         SHARES                    0
      BENEFICIALLY
        OWNED BY        --------------------------------------------------------
          EACH            8        SHARED VOTING POWER
       REPORTING                   84,050
      PERSON WITH       --------------------------------------------------------
                          9        SOLE DISPOSITIVE POWER
                                        0
                        --------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   84,050

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              84,050
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES *                                                    / /

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              1.22%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON *
              IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

              This Schedule 13D, dated July 19, 2001 (this "Statement"), is filed on behalf of The Ravenswood Investment Company, L.P., a limited partnership formed under the laws of the State of New York ("Ravenswood"), WILMAC Partnership, Ltd., a limited partnership formed under the laws of the State of Idaho ("WILMAC"), Suzanne Robotti ("Suzanne Robotti") and Robotti & Company, Incorporated, a New York corporation ("Robotti" and, together with Ravenswood, WILMAC and Suzanne Robotti, the "Reporting Persons"), and relates to the common stock, par value $.01 per share (the "Common Stock"), of SunSource Inc., a Delaware corporation (the "Company").


ITEM 1.       SECURITY AND ISSUER

              This Statement relates to the Common Stock of the Company. The address of the Company's principal executive offices and principal business is 3000 One Logan Square, Philadelphia, PA 19103.


ITEM 2.       IDENTITY AND BACKGROUND

              This Statement is being filed on behalf of the following Reporting
Persons:

              The Ravenswood Investment Company, L.P., a New York State limited partnership
              52 Vanderbilt Avenue
              New York, NY 10017

              Ravenswood is an investment partnership.

              WILMAC Partnership, Ltd., an Idaho uniform limited partnership P.O. Box 50966
              Idaho Falls, ID 83405

              WILMAC is an investment partnership.

              Suzanne Robotti, a United States citizen
              333 East 55th Street
              New York, NY 10022

              Suzanne Robotti does not currently hold a full-time position of employment. Suzanne Robotti does, from time to time, engage in freelance writing and magazine/website consulting.

              Robotti & Company, Incorporated, a New York corporation


                                                              Page 9 of 22 Pages

              52 Vanderbilt Avenue
              New York, NY  10017

              Robotti is a registered broker-dealer.

              Kenneth R. Wasiak, a United States citizen
              515 Madison Avenue
              New York, NY 10022

              Wasiak's principal occupation is as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C., located at 515 Madison Avenue, New York, NY 10022. Wasiak is also a general partner of Ravenswood.

              Robert Robotti, a United States citizen
              52 Vanderbilt Avenue
              New York, NY  10017

              Robert Robotti's principal occupation is as a director and the president and treasurer of Robotti. Robert Robotti is also a general partner of Ravenswood and WILMAC.

              William J. Maeck, a United States citizen
              P.O. Box 50966
              Idaho Falls, ID 83405

              Maeck's principal occupation is as a general partner of WILMAC.

              The (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship of each of the partners, members, executive officers, directors or other persons controlling the Reporting Persons and each partner, member, executive officer and director of any corporation or other person ultimately in control of the Reporting Persons are set forth on Exhibit 1 hereto.

              Neither the Reporting Persons nor the persons listed on Exhibit 1 hereto, to the best knowledge of the Reporting Persons or any of the persons listed in Exhibit 1 hereto have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                                             Page 10 of 22 Pages

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Ravenswood and Robotti utilized their working capital in making each of their respective purchases of Common Stock. The Common Stock purchased by Suzanne Robotti was purchased from her personal funds. WILMAC utilized its working capital as well as a margin account with Pershing & Co. to purchase its shares of Common Stock. Robert Robotti claims beneficial ownership of his shares of Common Stock by virtue of his positions with Robotti, Ravenswood and WILMAC, each of which purchased its shares of Common Stock with funds as described above. Wasiak and Maeck claim beneficial ownership of their shares of Common Stock by virtue of their positions with Ravenswood and WILMAC, respectively.


ITEM 4.       PURPOSE OF TRANSACTION

              The beneficial ownership of the Common Stock reported herein is for investment purposes. Based upon information contained in a Schedule 13e-3 and Schedule 14A filed by the Company with the Securities and Exchange Commission on July 11, 2001 in which the Company announced a proposed merger transaction (the "Transaction"), pursuant to which $10.375 per share will be offered for each share of Common Stock, the Reporting Persons believe that the per share price to be offered in connection with the Transaction does not accurately reflect the value of the Common Stock and that the Common Stock represents an attractive investment opportunity. The Reporting Persons intend to request open communications with or may attempt to influence the Company's management to ensure that stockholders receive the full value of their investment in the Company. Such communications or influence may include proposals for a merger, sale or liquidation of some or all of the Company's business or assets, a strategic alliance, a going-private transaction, a distribution to stockholders, a stock repurchase instituted by the Company or other similar transaction directed at stockholders receiving the full value of their investment in the Company.

              The Reporting Persons intend to continue to evaluate the Company's business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons may seek the views of, hold discussions with and respond to inquiries from representatives of the Company and other persons regarding the Company's affairs. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock or may dispose of any and all shares of Common Stock held by them. In the interest of maximizing stockholder value, the Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, policies, operations, capital structure or business of the Company. Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of
Schedule 13D, including, without limitation, a merger, disposition, sale of the Company's assets or changes in the Company's capitalization.


                                                             Page 11 of 22 Pages

              Except as set forth above, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 19, 2001, (i) Ravenswood beneficially owns 118,125 shares of Common Stock, representing 1.72% of the issued and outstanding shares of Common Stock; (ii) WILMAC beneficially owns 84,050 shares of Common Stock, representing 1.22% of the issued and outstanding shares of Common Stock; (iii) Suzanne Robotti beneficially owns 1,000 shares of Common Stock, representing .0145% of the issued and outstanding shares of Common Stock; (iv) Robotti beneficially owns 161,000 shares of Common Stock, representing 2.34% of the issued and outstanding shares of Common Stock; (v) Wasiak beneficially owns 118,125 shares of Common Stock, representing 1.72% of the issued and outstanding shares of Common Stock; (vi) Robert Robotti beneficially owns 363,175 shares of Common Stock, representing 5.27% of the issued and outstanding shares of Common Stock; and (vii) Maeck beneficially owns 84,050 shares of Common Stock, representing 1.22% of the issued and outstanding shares of Common Stock. Robert Robotti is a director and the president and treasurer of Robotti. Robert Robotti is also a general partner of both Ravenswood and WILMAC and is married to Suzanne Robotti. Wasiak is a general partner of Ravenswood. Maeck is a general partner of WILMAC. The Reporting Persons, together with J.B. Capital Partners L.P. ("JB Capital") and Alan Weber ("Weber" and, together with JB Capital, the "JB Capital Group"; the JB Capital Group, together with the Reporting Persons, the "Group"), may be deemed to be a group within the meaning of Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"). Weber is the general partner of JB Capital and is currently employed by Robotti as an analyst. The JB Capital Group has concurrently made a separate filing on Schedule 13D with respect to the shares of Common Stock it beneficially owns. As of July 19, 2001, as reported on the JB Capital Group's Schedule 13D, JB Capital beneficially owns 510,975 shares of Common Stock, representing 7.42% of the issued and outstanding shares of Common Stock and Weber beneficially owns 530,575 shares of Common Stock representing 7.7% of the issued and outstanding shares of Common Stock.

(b) Each of Ravenswood, WILMAC and Suzanne Robotti have the sole power to vote or direct the vote, and sole power to dispose or to direct the disposition of each of their respective shares of Common Stock. Robotti shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 151,600 shares of Common Stock which Robotti has purchased in the ordinary course of business as a broker-dealer on behalf of its customers. Robert Robotti shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 151,600 shares of Common Stock, which include shares of Common Stock Robotti has purchased in the ordinary course of business as a broker-dealer on behalf of its customers and which Robotti claims beneficial ownership of by virtue of his position as a director and the president and treasurer of Robotti. Robert Robotti shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 118,125 shares of Common Stock, which Robert Robotti


                                                             Page 12 of 22 Pages
claims beneficial ownership of by virtue of his position as a general partner of Ravenswood, with Wasiak. Robert Robotti shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 84,050 shares of Common Stock, which Robert Robotti claims beneficial ownership of by virtue of his position as a general partner of WILMAC, with Maeck. Wasiak shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 118,125 shares of Common Stock, which Wasiak claims beneficial ownership of by virtue of his position as a general partner of Ravenswood, with Robert Robotti. Maeck shares the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of 84,050 shares of Common Stock, which Maeck claims beneficial ownership of by virtue of his position as a general partner of WILMAC, with Robert Robotti.

(c) Other than Robotti, who in the ordinary course of business as a broker-dealer may have purchased and sold shares of Common Stock on behalf of its customers and as described in the table below, none of the Reporting Persons have had any transactions in shares of Common Stock in the past 60 days. The following table lists all transactions in the shares of Common Stock in the last 60 days by Robotti:


        Shares of Common Stock
               Purchased                             Price Per Share                         Date of Purchase
        ----------------------                       ---------------                         ----------------

                 900*                                     $3.93                                  5/21/01

                 600*                                     $3.95                                  5/21/01

                1,100*                                    $3.93                                  5/21/01

                1,100*                                    $3.93                                  5/21/01

                2,300*                                    $3.93                                  5/21/01

                 4,400                                    $9.00                                  6/20/01

                 5,000                                    $9.35                                  6/29/01

-----------------
* Represents purchases by Robotti for managed accounts over which Robotti has investment control.

(d) No person other than the Reporting Persons is known to have the right to receive nor the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons, other than customers of Robotti over whose shares of Common Stock Robotti may have investment discretion.

(e) Not applicable.




                                                             Page 13 of 22 Pages

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Reporting Persons and the JB Capital Group may be deemed to be a group within the meaning of Section 13d-3 of the Act. While no formal contract, arrangement or relationship exists between the Reporting Persons and the JB Capital Group, the Group may attempt to act in concert to influence the Company's management to ensure that stockholders receive the full value of the Common Stock. Such influence may include proposals for a merger, sale or liquidation of some or all of the Company's business or assets, a strategic alliance, a going-private transaction, a distribution to stockholders, a stock repurchase instituted by the Company or other similar transaction directed at stockholders receiving the full value of their investment in the Company. Please see Item 5 of this Schedule 13D for a discussion of the relationship between the Reporting Persons and the JB Capital Group.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Not Applicable.


                                                             Page 14 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001                     THE RAVENSWOOD INVESTMENT
                                         COMPANY, L.P


                                         By: /s/ Robert Robotti
                                            ------------------------------------
                                            Name:  Robert Robotti
                                            Title: General Partner


                                                             Page 15 of 22 Pages

                                   SIGNATURE


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001                     WILMAC PARTNERSHIP, LTD.


                                         By: /s/ William J. Maeck
                                            ------------------------------------
                                            Name:  William J. Maeck
                                            Title: General Partner


                                                             Page 16 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001                     ROBOTTI & COMPANY, INCORPORATED


                                         By: /s/ Robert Robotti
                                            ------------------------------------
                                            Name:  Robert Robotti
                                            Title: President & Treasurer


                                                             Page 17 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001
                                         /s/ Suzanne Robotti
                                         ---------------------------------------
                                         Suzanne Robotti


                                                             Page 18 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001
                                         /s/ Kenneth R. Wasiak
                                         ---------------------------------------
                                         Kenneth R. Wasiak


                                                             Page 19 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001

                                          /s/ Robert Robotti
                                          --------------------------------------
                                          Robert Robotti


                                                             Page 20 of 22 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 19, 2001

                                          /s/ William J. Maeck
                                          --------------------------------------
                                          William J. Maeck


                                                             Page 21 of 22 Pages

                                                                       Exhibit 1


INFORMATION WITH RESPECT TO PARTNERS, MEMBERS, EXECUTIVE OFFICERS, DIRECTORS OR PERSONS CONTROLLING A REPORTING PERSON AND EACH PARTNER, MEMBER, EXECUTIVE OFFICER AND DIRECTOR OF ANY CORPORATION OR OTHER PERSON ULTIMATELY IN CONTROL OF A REPORTING PERSON


RAVENSWOOD

             Name and Address                       Present Principal Occupation                   Citizenship
             ----------------                       ----------------------------                   -----------

Kenneth R. Wasiak, General Partner            Partner of Pustorino, Puglisi &                United States of America
515 Madison Avenue                            Company, P.C., a public
New York, NY 10022                            accounting firm

Robert Robotti, General Partner               Director, President and Treasurer              United States of America
52 Vanderbilt Avenue                          of Robotti
New York, NY 10017

WILMAC

             Name and Address                       Present Principal Occupation                   Citizenship
             ----------------                       ----------------------------                   -----------

William J. Maeck                              General Partner of WILMAC                      United States of America
P.O. Box 50966
Idaho Falls, Idaho 83405

Robert Robotti, General Partner               Director, President and Treasurer              United States of America
52 Vanderbilt Avenue                          of Robotti
New York, NY 10017

ROBOTTI

             Name and Address                       Present Principal Occupation                   Citizenship
             ----------------                       ----------------------------                   -----------

Robert Robotti, Director, President           Director, President and Treasurer              United States of America
and Treasurer                                 of Robotti
52 Vanderbilt Avenue
New York, NY 10017

Kenneth R. Wasiak, Director                   Partner of Pustorino, Puglisi &                United States of America
515 Madison Avenue                            Company, P.C., a public
New York, NY 10022                            accounting firm

Joseph E. Reilly, Director and                Director and Corporate Secretary               United States of America
Corporate Secretary                           of Robotti
52 Vanderbilt Avenue
New York, NY 10017


                                                             Page 22 of 22 Pages